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September 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
100 F Street, N.E.
Washington, D.C. 20549
Attention: David Plattner

Re:	Zynerba Pharmaceuticals, Inc.
Schedule 14D-9 filed August 28, 2023
File No. 005-88971

Dear Mr. Plattner:

This letter is submitted by Zynerba Pharmaceuticals, Inc. (the “Company” or “we”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 7, 2023 (the “Comment Letter”) with respect to the Company’s Schedule 14D-9 (File No. 005-88971) filed with the Commission on August 28, 2023 (the “Schedule 14D-9”).  The Company is concurrently filing Amendment No. 1 to the Schedule 14D-9 (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.

Schedule 14D-9

1.	On the top of page 5, please disclose the June 30, 2026 deadline that applies to Milestone 1.

Response to Comment No. 1

The Company acknowledges the Staff’s comment and has revised its disclosure on page 5 of the Schedule 14D-9 to disclose the June 30, 2026 deadline that applies to Milestone 1.

2.	Please disclose the approximately $2.5444 aggregate additional cash per share figure that represents the maximum payout under the CVR.

Response to Comment No. 2

The Company acknowledges the Staff’s comment and has revised its disclosure on pages 2, 5 and 48 of the Schedule 14D-9 to disclose the approximately $2.5444 aggregate additional cash per share figure that represents the maximum potential payout under the CVR Agreement.

If you should have any questions regarding the enclosed matters, please contact me at (445) 207-7806.

Sincerely,

/s/ Jennifer L. Porter
Jennifer L. Porter, Esq.

cc:   Rachael M. Bushey, Goodwin Procter LLP
Laura K. Umbrecht, Goodwin Procter LLP